Robert Goedert To Call Writer Directly: (312) 862-7317 rgoedert@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 27, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
William Thompson
Scott Anderegg
Lilyanna Peyser
Mara L. Ransom

Re:	Carvana Co.
Draft Registration Statement on Form S-1
Originally Submitted December 21, 2016
CIK No. 0001690820

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Carvana Co., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 18, 2017, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on December 21, 2016. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing    Hong Kong    Houston    London    Los Angeles     Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

January 27, 2017

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

2.    Please revise your discussion of the Tax Receivable Agreement throughout the prospectus to quantify, if possible, the likely tax benefits to be realized by you and paid to the LLC Unitholders. In this regard, we note your disclosure on page 35 that such amounts could be “significant.” Please also revise your description of the Tax Receivable Agreement to state, if true, that LLC Unitholders may exchange LLC Units at any time upon their election.

Response

The Company advises the Staff that it is not able to quantify the likely tax benefits to be realized by it and paid to the LLC Unitholders. The amount and timing of future tax benefits the Company realizes as a result of exchanges of LLC Units by LLC Unitholders, and the resulting amounts the Company will be required to pay to LLC Unitholders pursuant to the Tax Receivable Agreement, will differ based on, among other things, (i) the amount and timing of future exchanges of LLC Units by LLC Unitholders, and the extent to which such exchanges are taxable, (ii) the price per share of the Company’s Class A common stock at the time of the exchanges, (iii) the amount and timing of future income against which to offset the tax benefits, and (iv) the tax rates then in effect. The Company does believe that the amount of such tax benefits and the resulting payments to LLC Unitholders may be substantial. In response to the Staff’s comment, the Company has revised the disclosure in “Organizational Transactions — Tax Receivable Agreement” as follows, in order to provide a hypothetical estimate of what the future benefits and liabilities could be, based on certain assumptions.

Securities and Exchange Commission

January 27, 2017

The amount and timing of future tax benefits we realize as a result of exchanges of LLC Units by LLC Unitholders, and the resulting amounts we will be required to pay to LLC Unitholders pursuant to the Tax Receivable Agreement, is dependent upon the factors outlined above, which we cannot currently predict or estimate. As a result, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement. We estimate, however, that the amount of such tax benefits and the resulting payments to LLC Unitholders may be substantial. If all of the LLC Unitholders were to exchange their LLC Units immediately following the completion of this offering, we would recognize a deferred tax asset of approximately $         and a liability of approximately $        , assuming: (i) all exchanges occurred on the same day; (ii) a price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of     %; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law.

In addition, the Company has revised other references to the Tax Receivable Agreement throughout the Registration Statement to clarify this uncertainty and to direct readers to the more detailed discussion in “Organizational Transactions — Tax Receivable Agreement.”

The Company also advises the Staff that LLC Unitholders may exchange LLC Units for shares of Class A common stock (or, at the Company’s election, for cash) at any time upon their election. In response to the Staff’s comment, the Company has added the following sentence in “Organizational Transactions — Exchange Agreement.”

LLC Unitholders may exchange LLC Units for shares of our Class A common stock (or, at our election, for cash) at any time upon their election.

3.    Please revise your disclosure to provide greater insight into the nature and number of the “Existing Owners” of Carvana Co. and Carvana Group., including Existing Owners that are not Garcia Parties. If material, please discuss the voting and equity interests of the Existing Owners that are not Garcia Parties.

Response

In response to the Staff’s comment, the Company has added the following disclosure to footnote (1) of the structure chart appearing on pages 8 and 106.

The remaining LLC Unitholders will collectively control approximately     % of the voting interest in us (or approximately     % if the underwriters exercise their option to

Securities and Exchange Commission

January 27, 2017

purchase additional shares in full). See “Principal Stockholders” for additional information about the other LLC Unitholders that will beneficially own more than 5% of our Class B common stock following the completion of this offering. In addition to the Garcia Parties, our existing owners include a limited number of third-parties that have invested in Class A Units, as well as certain of our employees who have been issued Class B Units pursuant to the LLC Plan.

Given the large voting block held by the Garcia Parties, the Company does not believe that detail around the voting and equity interests of the other existing owners (aside from what is already disclosed in “Principal Stockholders”) is material for investors.

Market and Industry Data, page ii

4.    Please remove your statement that you “have not had this information verified by any independent sources” contained in your prospectus, as it is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document.

Response

The Company acknowledges the Staff’s comment, and has removed the statement from the Prospectus.

Prospectus Summary, page 1

5.    In an appropriate place, please disclose the amounts that your insiders, affiliates, directors and officers will receive in connection with this offering, including the vesting of any compensation in connection with this offering.

Response

The Company advises the Staff that it does not currently anticipate any insiders, affiliates, directors or officers receiving any amounts in connection with this offering. All equity held by such persons that is currently subject to vesting will remain subject to vesting following the completion of this offering. If the Company decides to make any awards or grants in connection with this offering, it will revise its disclosure to specify such amounts as appropriate.

Risks Associated with Our Business, page 5

6.    Please revise to include a risk factor regarding the risks to investors associated with the Garcia Group’s control over the company, including its ability to approve or

Securities and Exchange Commission

January 27, 2017

disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors; in addition please include such a risk factor or revise a current risk factor in the Risk Factors section of the prospectus to address such issues. Please also include a risk factor regarding the risks to investors associated with your being a controlled company.

Response

In response to the Staff’s comment, the Company has supplemented the list of risk factors on page 6 to include the following risks:

•	the Garcia Parties’ control over the outcome of matters requiring stockholder approval, including the election of directors; and

•	our status as a “controlled company” within the meaning of the rules of the .

In addition, the company has supplemented the risk factor on page 36, by adding the bolded language to the sentence below:

Immediately following this offering and the application of net proceeds therefrom, the Garcia Parties will beneficially own approximately % of the LLC Units and are entitled to ten votes per share for so long as the Garcia Parties maintain direct or indirect beneficial ownership of at least 25% of the outstanding shares of Class A common stock (determined on an as-exchanged basis assuming that all of the LLC Units were exchanged for Class A common stock), thereby giving the Garcia Parties the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Ownership and Organizational Structure, page 6

7.    We note that the second bullet under Carvana Co. in the chart reflecting the anticipated structure upon the completion of the offering states “Not Publically Traded.” Please revise or provide us with an explanation of this disclosure.

Response

The Company advises the Staff that the second bullet stating “Not publicly traded” refers to the LLC Units that Carvana Co. will own through its wholly owned subsidiary following the offering. In response to the Staff’s comment, the Company has revised the chart to clarify that the LLC Units will not be publicly traded.

Securities and Exchange Commission

January 27, 2017

The Offering, page 11

8.    Please revise to clarify that the Garcia Group will control the company after consummation of the offering and have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors.

Response

In response to the Staff’s comment, the Company has added the following sentence to page 11:

As a result, the Garcia Parties will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Use of Proceeds, page 51

9.    Please specify the amount of proceeds that will be used to “pay expenses incurred in connection with the Organizational Transactions” and the amount of proceeds that will be used “for general corporate purposes. We may have further comment once you have provided such amounts.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 51 to specify the estimated amount of expenses to be incurred in connection with the Organizational Transactions and the remaining amount to be used to general corporate purposes. The Company will populate such amounts in a subsequent amendment to the Registration Statement that includes the size of the offering.

Executive Compensation, page 117

10.    Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Securities and Exchange Commission

January 27, 2017

Response

The Company has updated the executive compensation disclosure to include amounts for 2016.

Audited Consolidated Financial Statements

Consolidated Balance Sheets, page F-6

11.    Please revise to disclose on the face of the statement the number of Class C redeemable units authorized and the number of units issued or outstanding. Please note that this comment also applies to the condensed consolidated balance sheets on page F-27.

Response

In response to the Staff’s comment, the Company has revised its disclosures on pages F- 6 and F-27 of the Prospectus to disclose the number of Class C redeemable units authorized and the number of units issued or outstanding on the face of the balance sheets.

12.    Please expand your presentation of Members’ equity (deficit) to distinguish on the face of your financial statements the amounts for each ownership class, and the number of equity units authorized and outstanding. Further, please disclose each member class’ rights, preferences and privileges. Please refer to SAB Topic 4:F. Please note that this comment also applies to the condensed consolidated balance sheets on page F-27.

Response

In response to the Staff’s comment, the Company has revised its presentation of Members’ equity (deficit) on pages F-6 and F-27 of the Prospectus to distinguish on the face of its financial statements the amounts for each ownership class, and the number of equity units authorized and outstanding. The Company has also revised its disclosures on pages F-25 and F-47 to include each member class’ rights, preferences and privileges.

Consolidated Statements of Members’ Equity (Deficit), page F-8

13.    Please revise your statement to show the changes in members equity for each ownership class for each of the periods presented.

Securities and Exchange Commission

January 27, 2017

Response

In response to the Staff’s comment, the Company has revised its presentation of the Consolidated Statement of Members’ Equity (Deficit) on page F-8 of the Prospectus to show the changes in members equity for each ownership class for each of the periods presented.

Note 2 – Summary of Significant Accounting Policies

Cash, page F-11

14.    Please tell us whether or not any of your cash equivalents have original maturities of more than three months and explain how you considered the definition of cash equivalents in ASC 305-10-20. Please tell us your consideration of expanding your accounting policy disclosure to identify the types of investments you have classified as cash equivalents and describe how such investments meet the characteristics of a cash equivalent. Please note that this comment also applies to the accounting policy disclosed on page F-31.

Response

In response to the Staff’s comment, the Company advises the Staff that none of its cash equivalents have an original maturity of more than three months. We considered the definition of our cash equivalents in the context of ASC 305-10-20 and determined that the Company’s investments in money market funds that are classified as cash equivalents are readily convertible to known amounts of cash and have a maturity of 90 days or less. In response to the Staff’s comment, the Company has revised its accounting policy disclosures on pages F-11 and F-31 of the Prospectus to describe the types of investments classified as cash equivalents and how such investments meet the characteristics of a cash equivalent.

Note 5 – Related Party Transactions

Relationship with DriveTime, page F-19

15.    We note $43.1 million of costs incurred on your behalf by DriveTime through November 2014 were charged to you as a capital contribution. Please tell us and clarify your disclosure to indicate whether or not the interest expense disclosed in your financial statements includes interest charges on any intercompany debt through November 2014. Reference is made to SAB Topic 1:B.

Response

In response to the Staff’s comment, the Company has reviewed SAB Topic 1:B and advises the Staff that there was no intercompany debt with DriveTime prior to November 1,

Securities and Exchange Commission

January 27, 2017

2014. Accordingly, there was no intercompany interest expense recorded through November 1, 2014. Interest expense disclosed in the Company’s financial statements includes $80,000 related to debt payable to DriveTime that was incurred subsequent to November 1, 2014. The Company further advises the Staff that it has revised its disclosure on page F-19 in the Prospectus to indicate that no interest expense was incurred by the Company on intercompany debt prior to November 1, 2014.

Deconsolidation from DriveTime, page F-19

16.    Please explain why a dividend was paid to your Class A unit holders along with a stock dividend to release you from your guarantees under DriveTime’s outstanding senior secured notes. It appears DriveTime received no consideration from you to release your guarantees. Rather, based on your disclosure on page 130, certain Class A Unit holders used the proceeds from the dividend to make a $33.5 million capital contribution to DriveTime in order to release you from your guarantees under DriveTime’s outstanding senior secured notes. Please explain to us how you accounted for the payment made by the Class A Unit holders. It appears that the payment should be reflected as an expense in your financial statements with a corresponding credit to contributed capital.

Response

In response to the Staff’s comment, the Company advises the Staff that the Company was a wholly-owned subsidiary of DriveTime from its inception through July 27, 2015 (the “Deconsolidation Date”). Since its inception and through the current date, DriveTime and the Company have been under common control. Along with other DriveTime subsidiaries, the Company was named as a guarantor in the DriveTime senior secured notes agreement. The Company did not directly receive proceeds from the debt issuance. In accordance with ASC 460-10-25 paragraph h., the Company concluded that it was not subject to the recognition provisions related to the guarantee prior to or after the Deconsolidation Date because the guarantee was issued between a parent and subsidiary (prior to deconsolidation) and was between companies under common control thereafter. The terms of the DriveTime senior secured notes contemplated a future spinoff of the Company from DriveTime. On November 1, 2014, DriveTime distributed its member interests in the Company to the shareholders of DriveTime based on their pro rata ownership.

The Company accounted for the spinoff from DriveTime in accordance with ASC 505-60, Equity – Spinoff and Reverse Spinoffs, which requires assets and liabilities before and after the spinoff to be reflected at historical cost. As the Company was exempt from the recognition and measurement requirements of ASC 460 and ASC 505-60 required assets and liabilities to continue to be reflected at historical cost, the Company was not required to separately account

Securities and Exchange Commission

January 27, 2017

for the guarantee at the spinoff date. Subsequent to the spinoff through the date of the release of the guarantee the Company and DriveTime continued to be under common control and exempt from the recognition and measurement requirements under ASC 460.

Pursuant to the terms of the DriveTime senior secured notes, the Company would be released as a guarantor if the stockholders of DriveTime made future capital contributions to DriveTime, at their option, aggregating approximately $33.5 million as of July 2015, determined based on the terms of the DriveTime senior secured notes. The unit-holders of the Company had no obligations to effect the release of the guarantee and the Company was not obligated to issue dividends to its unit-holders to effect the release of the guarantee.

As disclosed in the financial statements, on July 21, 2015, DriveTime loaned $50 million to the Company, on July 27, 2015, the Company paid $33.5 million of cash dividends and a 1,521,552 Class A unit dividend on a pro-rata basis to its Class A members and also on July 21, 2015, the DriveTime $50 million note was extinguished through the issuance of 11,764,706 Class A units. During July 2015, the shareholders of DriveTime made an equity investment in DriveTime of $33.5 million which resulted in the release of the Company’s guarantee under the DriveTime senior secured notes. These transactions were between entities under common control and the cash dividend was not a requirement of the Company to allow the release of the guarantee.

The Company further advises the Staff that the unit dividend was unrelated to the release of the Company’s guarantee under the DriveTime senior secured notes agreement. In accordance with the Company’s Operating Agreement, the Class A Unit holders were provided a liquidation preference of $40.0 million. The Company’s payment of the cash dividend had the effect of satisfying $33.5 million of the liquidation preference. As a condition precedent to the issuance of Class C Units in July 2015, the remaining liquidation preference of $6.5 million was required to be satisfied. The Company satisfied the remaining liquidation preference through the issuance of the Class A Unit dividend.

17.    Please disclose how you accounted for the stock dividend to Class A Unit holders.

Response

In response to the Staff’s comment, the Company advises the staff that it has revised its disclosures on pages F-19 and F-48 in the Prospectus to disclose the Company’s accounting for the unit dividend to Class A Unit holders.

Securities and Exchange Commission

January 27, 2017

Receivable Purchase Agreement with GFC Lending LLC, page F-20

18.    Please describe to us how you considered the provisions of ASC 860-10 in determining your accounting for the sale of receivables and disclose your accounting policy for the transfer of these financial assets. In doing so, please explain in detail why the transfer of the receivables meet the conditions in ASC 860-10-40-5. Please note that this comment also applies to the Transfer Agreements and Note Purchase and Security Agreements discussed on page F-42.

Response

In response to the Staff’s comment, the Company advises the Staff that the Company originates finance receivables associated with certain of its vehicle sales. The Company has entered into purchase agreements pursuant to which the Company sells finance receivables meeting certain underwriting criteria.

We analyze the sales accounting for the finance receivables that are transferred to the purchasers under ASC Topic 860, Transfers and Servicing of Financial Assets. ASC 860-10-40-5 states that a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets is accounted for as a sale if and only if all of the following conditions are met:

•	the transferred financial assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership;

•	each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor; and

•	the transferor, its consolidated affiliates included in the financial statements being presented or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

The Company has concluded that the transfer of the finance receivables met the sale criteria as they have been fully transferred to the purchasers, are legally isolated from us, the purchasers have the right to pledge or exchange their interest in the finance receivables and we do not maintain any effective control over the finance receivables.

Securities and Exchange Commission

January 27, 2017

The Company further advises the Staff that it has revised its disclosures on pages F-13 and F-34 of the Prospectus to disclose the Company’s accounting policy for the sale of finance receivables.

Floor Plan Facility, page F-21

19.    Please tell us the conditions contained in the floor plan facility required to terminate the guarantees issued by Mr. Garcia and the 2014 Fidel Family Trust and how the additional investment from Mr. Garcia satisfied those conditions. Please also explain to us the accounting impact, if any, of the $25 million of proceeds which satisfied the conditions required for terminating the guarantees.

Response

In response to the Staff’s comment, the Company advises the Staff that the floor plan facility required Mr. Garcia and the 2014 Fidel Family Trust to guarantee the debt of the Company up to a total of $25 million. The floor plan facility required aggregate equity investments of at least $25 million from Mr. Garcia and the 2014 Fidel Family Trust in order to terminate their guarantees. In April 2016, Mr. Garcia made an equity investment of $100 million through the purchase of Class C redeemable preferred units of the Company which satisfied the floor plan facility requirements to terminate the guarantees. The Company accounted for the $100 million investment, a portion of which satisfied the requirements to terminate the guarantees, as a sale of Class C redeemable preferred units. As the guarantees were provided by Mr. Garcia and the 2014 Fidel Family Trust to the floor plan facility lender and the Company was not party to the guarantees, the Company determined that no separate accounting was required for the termination of the guarantees.

Undertakings, page II-2

20.    Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Response

The Company has revised to include the undertakings required by Item 512(a)(6) of Regulation S-K.

*    *    *    *

Securities and Exchange Commission

January 27, 2017

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert

Robert Goedert

cc:	Paul Breaux

    Carvana Co.